UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO.     )*

Graham Packaging Company Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

384701108

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384701108	13G	Page 2 of 12 Pages

1.	Name of Reporting Persons: Blackstone Management Associates III L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 40,295,507
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 40,295,507
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,295,507
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 63.9%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 384701108	13G	Page 3 of 12 Pages

1.	Name of Reporting Persons: Blackstone Capital Partners III Merchant Banking Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 32,149,860
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 32,149,860
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,149,860
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 51.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 384701108	13G	Page 4 of 12 Pages

1.	Name of Reporting Persons: Blackstone Offshore Capital Partners III L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 5,727,916
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 5,727,916
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,727,916
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.1%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 384701108	13G	Page 5 of 12 Pages

1.	Name of Reporting Persons: Stephen A. Schwarzman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 40,295,507
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 40,295,507
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,295,507
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 63.9%
12.	Type of Reporting Person (See Instructions): IN

Page 6 of 12 Pages

Item 1.	(a). Name of Issuer

Graham Packaging Company Inc. (the “Company”)

(b). Address of Issuer’s Principal Executive Offices:

2401 Pleasant Valley Road
York, PA 17602

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

Blackstone Management Associates III L.L.C.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

Blackstone Capital Partners III Merchant Banking Fund L.P.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

Blackstone Offshore Capital Partners III L.P.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: Cayman Islands

Stephen A. Schwarzman
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Page 7 of 12 Pages

As of December 31, 2010, 32,149,860 shares of Common Stock were held by Blackstone Capital Partners III Merchant Banking Fund L.P., 5,727,916 shares of Common Stock were held by Blackstone Offshore Capital Partners III L.P. and 2,417,731 shares of Common Stock were held by Blackstone Family Investment Partnership III L.P. (collectively, the “Blackstone Funds”). Each of these entities may be deemed to be the beneficial owner of its respective holdings of Common Stock. Blackstone Management Associates III L.L.C. (“BMA”) is the general partner of the Blackstone Funds. Messrs Chinh Chu, Vikrant Sawhney and Angelo Acconcia are members of BMA, which has investment and voting control over the shares of Common Stock held or controlled by each of the Blackstone Funds. Messrs. Chu, Sawhney and Acconcia serve as members of the Company’s board of directors. Blackstone Management Associates III L.L.C. is controlled by Mr. Stephen Schwarzman, one of its founders.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 (the “Common Stock”).

Item 2(e).	CUSIP Number:

384701108

Page 8 of 12 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(a) [ ] Broker or dealer registered under Section 15 of the Act,

(b) [ ] Bank as defined in Section 3(a)(6) of the Act,

(c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

(d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e) [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 31, 2010, 32,149,860 shares of Common Stock were held by Blackstone Capital Partners III Merchant Banking Fund L.P., 5,727,916 shares of Common Stock were held by Blackstone Offshore Capital Partners III L.P. and 2,417,731 shares of Common Stock were held by Blackstone Family Investment Partnership III L.P. Each of the Reporting Persons may be deemed to be the beneficial owner of its respective holdings of Common Stock. Each of BMA, as the general partner of each of the Blackstone Funds, and Mr. Schwarzman, as a founding member of BMA, may be deemed to be the beneficial owner of the 40,295,507 shares of Common Stock held by the Blackstone Funds.

(b) Percent of class:

As disclosed by the Company in its Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 21, 2010, there were 63,067,261 outstanding shares of Common Stock as of December 10, 2010.

Page 9 of 12 Pages

Based on this number of outstanding shares of Common Stock, each of BMA and Mr. Schwarzman may be deemed to be the beneficial owner of approximately 63.9% of the total number of outstanding shares of Common Stock; Blackstone Capital Partners III Merchant Banking Fund L.P. may be deemed to be the beneficial owner of approximately 51.0% of the total number of outstanding shares of Common Stock and Blackstone Offshore Capital Partners III L.P. may be deemed to be the beneficial owner of approximately 9.1% of the total number of outstanding shares of Common Stock.

(c) Number of Shares as to which the Reporting Person has:

Blackstone Management Associates III L.L.C.

(i) Sole power to vote or to direct the vote: 40,295,507

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 40,295,507

(iv) Shared power to dispose or to direct the disposition of: 0

Blackstone Capital Partners III Merchant Banking Fund L.P.

(i) Sole power to vote or to direct the vote: 32,149,860

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 32,149,860

(iv) Shared power to dispose or to direct the disposition of: 0

Blackstone Offshore Capital Partners III L.P.

(i) Sole power to vote or to direct the vote: 5,727,916

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 5,727,916

(iv) Shared power to dispose or to direct the disposition of: 0

Steven Schwarzman

(i) Sole power to vote or to direct the vote: 40,295,507

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 40,295,507

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Page 10 of 12 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

Blackstone Management Associates III L.L.C.

/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Signatory

Blackstone Capital Partners III Merchant Banking Fund L.P. By: Blackstone Management Associates III L.L.C., its General Partner

/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Signatory

Blackstone Offshore Capital Partners III L.P.
By: Blackstone Management Associates III L.L.C., its General Partner

/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Signatory

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman

Page 12 of 12 Pages

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2011, by and among Blackstone Management Associates III LLC; Blackstone Capital Partners III Merchant Banking Fund L.P; Blackstone Offshore Capital Partners III L.P.; and Stephen A. Schwarzman.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock of Graham Packaging Company Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2011.

Blackstone Management Associates III L.L.C.

/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Signatory

Blackstone Capital Partners III Merchant Banking Fund L.P. By: Blackstone Management Associates III L.L.C., its General Partner

/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Signatory

Blackstone Offshore Capital Partners III L.P.
By: Blackstone Management Associates III L.L.C., its General Partner

/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Signatory

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman